TECHNOLOGY LICENSE AGREEMENT



         NetObjects, Inc., a Delaware corporation, having an office at 301 Galveston Road, Redwood City, California 94063 ("Seller"), and MERANT Inc., a California corporation, having an office at 9420 Key West Avenue, Rockville, MD 20850 ("Buyer"), enter into this Agreement as of February19, 2001 (the "Effective Date"):

         WHEREAS, Seller and Buyer are parties to that certain Asset Sale and Purchase Agreement dated of even date herewith ("Asset Purchase Agreement");

         WHEREAS, pursuant to such Asset Purchase Agreement, Seller is selling and Buyer is purchasing all of Seller's right, title and interest in and to certain software, patents, trademarks, trade names, copyrights and related technology and documentation related to the Business Products of Seller's
Enterprise  Division   (collectively,   the  "Purchased   Intellectual  Property
Assets");

         WHEREAS, Seller is retaining ownership in certain intellectual property to which Buyer desires to have a license in order to realize full benefit and enjoyment of the Purchased Intellectual Property Assets (collectively, the "Licensed Intellectual Property" as further defined in Section 1.01(g) below) and Seller desires to grant Buyer such license to the Licensed Intellectual Property.

         NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

1.01     Definitions

         Terms used herein shall have the meanings assigned below or, if no meaning is assigned below to any such term, then the meaning for such term shall be as assigned in the Asset Purchase Agreement:

         (a) "Business" means the Seller's Enterprise Division insofar as it involves the development, marketing, license and sale of products used for an integrated content management environment for teams of web contributors and developers, while providing centralized control over the site production effort; professional services for the training and installation of such products; and the personnel employed by Seller directly in the development, marketing and licensing of such products, and performance of such services.

(b) "Business Products" means any and all versions of the following software products of the Enterprise Division: NetObjects TeamFusion, NetObjects Authoring Server and NetObjects Collage version 1.5 (consisting of the software products identified in Schedule C "Collage Standard Licensing Package" and Schedule D "Collage Additional Licensing Options" to Licensor's standard Collage Software License and Services Agreement), and also means NetObjects Collage version 2.0 in its complete current form (includes both source code and object code versions thereof and any and all prior releases or versions thereof) and related documentation (including without limitation, user and training manuals and technical documentation).

         (c) "Business Services" means any consulting, training, evaluating or similar service related to the Business Products.

         (d) "Closing Date" is the date as defined in the Asset Purchase Agreement.

         (e) "End User" means a customer of Buyer (or its distributors, as the case may be) who uses Buyer's products which incorporate any of the Licensed Intellectual Property.

         (f) "Intellectual Property Rights" shall mean, collectively, any and all intellectual property rights and proprietary rights, whether arising under the laws of the United States or any other state, country or jurisdiction including, without limitation, rights in patents, trade secrets, copyrights, mask works, moral rights, trade names, trademarks, and trade dress.

         (g) "Level 3 Maintenance Services" shall mean the provision to Buyer of maintenance and support services for NetObjects ScriptBuilder, including diagnostic services and resolutions (workarounds, patches, corrected versions, bug-fixes, error corrections, etc.) in the manner provided to other distributors (including releases and updates typically provided to licensed distributors and end users receiving maintenance and support services from Seller), so that Buyer may provide maintenance and support to its end users.

         (h) "Licensed Intellectual Property" means the Licensed Patents, the Licensed Software, the Licensed Trademarks and all information (whether or not protectible by patent, copyright, or trade secret rights) not generally known to the public, including, but not limited to, works of authorship, inventions, discoveries, patentable subject matter, product information, internal tools and systems and development work-in-process used by the Business as of the Closing Date which are needed or desirable to design, develop, produce and market Business Products and/or Business Services.

         (i) "Licensed Patents" means the patents and patent applications identified in Appendix II, and all foreign counterparts of such patents and applications, all foreign and domestic applications claiming priority thereto, and all divisionals, reissues, continuations, and continuations-in-part thereof.

         (j) "Licensed Software" means the software identified in Appendix I, including any and all copyrights pertaining thereto and any and all related documentation and programmers' notes.

         (k) "Licensed Trademarks" means those trademarks identified in Appendix III.

         (l) "Subsidiary" of a company means a corporation or other legal entity
(i) the majority of whose shares or other securities entitled to vote for election of directors (or managing authority) is now or hereafter controlled by such company either directly or indirectly, or (ii) which does not have outstanding shares or securities but the majority of whose ownership interest representing the right to manage such corporation or other legal entity is now or hereafter owned and controlled by such company either directly or indirectly, but any such corporation or other legal entity shall be deemed to be a subsidiary of such company only as long as such control or ownership and control exists.

         (m) "Third Party Licenses" shall mean the licenses identified in Appendix IV.

1.02     License Grant for Licensed Software

         (a) License for NetObjects TeamFusion. Seller hereby grants to Buyer under all of Seller's Intellectual Property Rights, and Buyer hereby accepts, an exclusive, perpetual, irrevocable, world-wide, royalty-free, non-assignable (except in the course of the assignment or license of all or substantially all of the Purchased Intellectual Property Assets to a third party or to a Subsidiary or Affiliate of Buyer) license to use, copy, modify, perform, display, and create derivative versions of NetObjects TeamFusion, including the source code therefore; provided, however, that the license granted in this
Section 1.02(a) shall be solely for the purpose of licensing to End Users or distributors NetObjects TeamFusion together with any version of NetObjects Collage purchased under the Asset Purchase Agreement (or such future versions of NetObjects Collage that are created by Buyer) in the field of Enterprise web content management.

         (b) Third Party Licenses. Seller hereby grants to Buyer, and Buyer hereby accepts, a sublicense to the rights granted to Seller under the Third Party Licenses, subject to the terms of such Third Party Licenses and to the consent of the licensors of the Third Party Licenses, if any..

         Buyer has reviewed and shall comply with the terms of the Third Party Licenses. Notwithstanding any provisions of this Agreement or the Asset Purchase Agreement, the only rights being granted to Buyer under the Third Party Licenses are those sublicensed to Buyer under this Section 1.02(b). Seller is not selling or assigning and Buyer is not purchasing or acquiring any of the Third Party Licenses.

         (c) License for NetObjects ScriptBuilder. Seller hereby grants to Buyer under all of Seller's Intellectual Property Rights, and Buyer hereby accepts, an exclusive, perpetual, irrevocable, world-wide, royalty-free, non-assignable (except in the course of the assignment or license of all or substantially all of the Purchased Intellectual Property Assets to a third party or to a Subsidiary or Affiliate of Buyer) license to copy, perform and display
NetObjects  ScriptBuilder;  provided,  however, that the license granted in this
Section 1.02(c) shall be solely for purpose of licensing to End Users or distributors NetObjects ScriptBuilder bundled with any version of NetObjects Collage or NetObjects Authoring Server purchased under the Asset Purchase Agreement (or such future versions of NetObjects Collage or NetObjects Authoring Server that are created by Buyer). Seller acknowledges and agrees that if Buyer desires to bundle NetObjects ScriptBuilder with other products sold or licensed by Buyer, this license shall be deemed to permit such bundling so long as the parties mutually agree on a reasonable royalty for such bundling.

         (d) Ancillary License. Seller hereby grants to Buyer, and Buyer hereby accepts, an exclusive, perpetual, irrevocable, world-wide, royalty-free, non-assignable (except in the course of the assignment or license of all or substantially all of the Purchased Intellectual Property Assets to a third party or to a Subsidiary or Affiliate of Buyer) license to (1) provide maintenance and support services to the Licensed Software to End Users; (2) translate, copy, in whole or in part, and distribute and authorize distributors and End Users to translate, copy, in whole or in part, and distribute any user documentation associated with the Licensed Software, including local language translations, in connection with authorized use of the Licensed Software by End Users; and (3) translate, copy, in whole or in part, and distribute and to authorize distributors to translate, copy, in whole or in part, and distribute any sales literature, including local language translations, for the Licensed Software in connection with promoting the Licensed Software to End Users.

         (e) Buyer acknowledges and agrees that End Users shall be subject to an end user license agreement containing terms and restrictions customarily found in end user software license agreements, including, without limiting the generality of the foregoing, terms prohibiting reverse engineering of the Licensed Software. Furthermore, use by Government End Users shall be subject to an end user license agreement that, in addition to containing terms customarily found in end user software agreements, restricts and limits the rights the Government obtains in the Licensed Software to the fullest extent possible under the Defense FAR Supplement, the Code of Federal Regulations, or other applicable regulations or statutes.


1.03     License Grant for Licensed Patents

         Seller hereby grants to Buyer, and Buyer hereby accepts, an exclusive, world-wide, perpetual, irrevocable, royalty-free license under the Licensed
Patents, with the right to grant sublicenses, to (a) practice and make improvements to any or all of the inventions set forth, described and/or claimed in any and all of the Licensed Patents and/or enabled by any and all of the Licensed Patents, and (b) make, have made, use and sell or otherwise dispose of products containing the Licensed Patents; provided, however that the licenses granted herein shall be solely for the purpose of modifying and creating derivative versions of NetObjects TeamFusion and licensing to End Users and distributors NetObjects TeamFusion (either in the form originally delivered to Buyer by Seller, or in a form created by Buyer) together with any version of NetObjects Collage purchased under the Asset Purchase Agreement (or such future versions of NetObjects Collage that are created by Buyer) in the field of Enterprise web content management, and providing maintenance and support services to such End Users and distributors. Seller does not hereby retain any right to exercise, during the term of this Agreement, any of the rights granted to the Buyer herein.

1.04     License Grant for Licensed Trademarks

         (a)  Seller   grants  to  Buyer  a   non-exclusive,   non-transferable,
perpetual, irrevocable, world-wide, royalty-free license to use the Licensed Trademarks in connection with the Purchased Intellectual Property Assets.

         (b) Seller hereby represents that Seller is the owner of all right, title, and interest in and to the Licensed Trademarks. Buyer acknowledges the ownership of the Licensed Trademarks in Seller, agrees that it will do nothing inconsistent with such ownership and that all use of the Licensed Trademarks by Buyer shall inure to the benefit of and be on behalf of Seller, and agrees to assist Seller in recording this Agreement with appropriate government authorities, if necessary. Buyer agrees that nothing in this Agreement shall give Buyer any right, title or interest in the Licensed Trademarks other than the right to use the Licensed Trademarks in accordance with this Agreement, and Buyer agrees that it will not attack the title of Seller to the Licensed Trademarks or attack the validity of this Agreement.

         (c) Buyer agrees that the nature and quality of all goods sold by Buyer in connection with the Licensed Trademarks shall be of high quality and consistent with the quality control standards established by the Seller. Buyer agrees to cooperate with Seller in facilitating Seller's control of such nature and quality. Buyer further agrees to display the mark NETOBJECTS SCRIPTBUILDER with appropriate markings in connection with the marketing and sale or licensing of products with which the NetObjects ScriptBuilder software is bundled.

1.05     Delivery of Licensed Intellectual Property

         Seller shall deliver to Buyer, within five (5) days of the Effective Date of this Agreement, all of the Licensed Intellectual Property licensed hereunder, including all source code for the computer software known as NetObjects TeamFusion and all related documentation and programmers' notes.

1.06     Ownership of Derivative Works

         Seller acknowledges and agrees that Buyer shall retain ownership of any and all derivative works (as that term is defined in Section 101 the U.S. Copyright Act), modifications, enhancements, or improvements to the Licensed Intellectual Property that are created, conceived or developed by Buyer (collectively, "Buyer-Created Works"); provided, however, that Seller shall retain ownership of the underlying, unmodified Licensed Intellectual Property contained in such works. To the extent that any ownership of the Buyer-Created Works is transferred to Seller, Seller hereby assigns to Buyer all of Seller's right, title and interest, including any and all copyrights, patent rights, moral rights or other intellectual property rights in and to such Buyer-Created Works.

1.07     Nonassignability

         (a) Seller has entered into this agreement in contemplation of personal performance by Buyer and it is Seller's intention that a transfer of Buyer's licenses not occur without Seller's express written consent, except as provided in Section 1.02(a).

         (b) Neither this agreement nor any licenses hereunder, in whole or in part, shall be assignable or transferable by Buyer (by operation of law or otherwise) without the other party's express written consent, except as provided in Section 1.02(a).

         (c) Any purported assignment or transfer of this agreement or licenses hereunder by Buyer without Seller's necessary consent shall be void (without affecting any other licenses or rights hereunder).

         (d) Notwithstanding (a), (b) and (c) above, this agreement together with all licenses hereunder shall be assignable or transferable by Buyer without the Seller's consent in connection with Buyer's sale of all or substantially all of the Business assets acquired by Buyer by and through the Asset Purchase Agreement.

         (e) Notwithstanding (a), (b) and (d) above, Buyer's rights to assign the Third Party Licenses are subject to the assignment provisions of the Third Party Licenses

1.08     Publicity

         Nothing in this Agreement shall be construed as conferring upon Buyer any right to include in advertising, packaging or other commercial activities related to a Business Product, any reference to Seller (or any of its Subsidiaries), its trade names, trademarks or service marks (including, without limitation, "NetObjects") in a manner which would be likely to cause confusion or to indicate that such Business Product is in any way certified by Seller, its Subsidiaries or its controlling affiliates.

                                   ARTICLE II

2.01     Term

         (a) The term of the licenses granted in this Agreement shall be perpetual, unless the licenses are terminated in accordance with this Agreement.

         (b) Seller may terminate this Agreement and the licenses  granted under
Section 1.02 at any time upon sixty (60) days' prior written notice to Buyer if Buyer is in default of any material obligation of Buyer under this Agreement and Buyer fails to cure the default within the sixty (60) days after written notice of default is received by Buyer.


                                  ARTICLE III

3.01     Maintenance, Support and Upgrades

         Seller will designate a primary contact and a back-up contact to provide, at no charge, Level 3 Maintenance Services to Buyer.

3.02     Source Code Escrow

         (a) Seller has escrowed the source code for NetObjects ScriptBuilder with Data Security International, Inc. ("DSI") or such escrow agent that might replace DSI at a subsequent date, including all related documentation and programmers' notes (collectively, the "Source Materials"). Seller will maintain such escrow during the term of the Agreement. Seller will list Buyer as a beneficiary of the source code escrow pursuant to the terms of the standard "Source Code Escrow Agreement," used by DSI as revised to conform to this
Section 3.02.

         (b) Buyer shall further in writing agree and confirm that the Source Materials shall be deemed confidential information of Seller pursuant to the Asset Purchase Agreement, with the actual date of disclosure of the Source Materials being deemed the initial and final disclosure date of disclosure thereunder.

         (c) Buyer shall be entitled to obtain the Source Materials under this Agreement if Seller (i) fails to make available or perform maintenance and support services, including the services described in Section 3.01, for NetObjects ScriptBuilder pursuant to the terms of this Agreement and Seller has not cured such failure within three (3) business days despite Buyer's demand that Seller make available or perform such services; (ii) files or is the subject of the filing of a petition by or against Seller for relief under the United States Bankruptcy Code, makes a general assignment for the benefit of creditors, appoints or has appointed a general receiver or trustee in bankruptcy for Seller's business or property, provided that any such events will not apply if within fifteen (15) days thereafter Seller or its receiver or trustee provides assurances, reasonably satisfactory to Buyer, of Seller's continuing ability and willingness to fulfill all material obligations under this Agreement; or (iii) ceases business operations generally, unless within fifteen (15) days thereafter a capable successor to the Seller, reasonably satisfactory to Buyer, agrees to continue to make available and perform such maintenance and services.

         (d) Seller hereby grants to Buyer, to be effective upon any release of the Source Materials in accordance with the Escrow Agreement, a perpetual, worldwide, royalty-free non-exclusive license, subject to the limitations set forth in this Section 3.02(d), to use, copy, modify, perform, display and prepare derivative or collective works of the Source Materials for the purpose of providing support and maintenance of NetObjects ScriptBuilder, and for the purpose of customization and integration of the NetObjects ScriptBuilder with the Buyer's products, including without limitation the preparation of derivative works consisting of bug fixes and updates, which Buyer may distribute and sublicense externally in object code form only. The parties acknowledge and agree that the arrangement referred to above is an agreement supplementary to this Agreement for purposes of Section 365(n) of the United States Bankruptcy Code.

                                   ARTICLE IV

4.01     Indemnification

         (a) Subject to the conditions and provisions of Section 4.01(b), Seller agrees to indemnify, defend and hold harmless Buyer from and against any and all demands, claims, complaints, actions or causes of action, suits, proceedings, investigations, arbitrations, assessments, losses, damages, liabilities, costs and expenses, including, but not limited to, interest, penalties and reasonable attorneys' fees and disbursements (together, "Losses"), asserted against, imposed upon or incurred by Buyer, directly or indirectly, by reason of or resulting from (a) any misrepresentation or breach of the representations and warranties of Seller contained in or made pursuant to this Agreement; or (b) any noncompliance by Seller with any covenants, agreements or undertakings of Seller contained in or made pursuant to this Agreement (collectively, claims under this Section 4.01(a) shall be called "Infringement Claims").

         (b) Buyer shall cooperate with Seller in a reasonable way to facilitate the settlement or defense of such Infringement Claims, and shall not acknowledge the validity of any alleged Infringement Claims or of any patent, copyright or any third party, or otherwise make statements that could reasonably be expected to have the effect of hampering or undermining Seller's defense or settlement of the Infringement Claims. Seller shall not, without Buyer's prior written consent, enter into any compromise or settlement that (i) commits Buyer to take, or forbear to take, any action, other than the payment of a reasonable royalty or other reasonable compensation for the use of third party intellectual property rights or (ii) does not obtain for Buyer the right to continued use of the allegedly infringing information unless Seller has (y) procured for Buyer the right to continue using such third party intellectual property rights or (z) provided instructions to replace or modify the same so that it is not subject to such Infringement Claims and is functionally equivalent.

4.02     Proceedings Against Third Party Infringers

         Buyer shall immediately notify Seller of any infringement, illegal use or misuse by third parties of the Licensed Intellectual Property of which Buyer becomes reasonably aware. Upon notification by Buyer of any infringement, illegal use or misuse by third parties of the Licensed Intellectual Property, or upon Seller otherwise learning of such infringement, illegal use or misuse by third parties, Seller has the right, but not the duty, to initiate any proceeding relating to the protection of the Licensed Intellectual Property. If Seller elects to initiate a proceeding under this Section 4.02(a), Seller shall bear the full burden of expenses for such proceedings and shall also take the full benefit, if any, of such proceedings. In the event Seller makes such an election, Buyer shall be kept fully informed of the proceedings and Buyer shall have the right to comment thereon, but Seller shall retain full control of the proceedings.

                                   ARTICLE V

5.01     Compliance With U.S. Export Laws

         (a) Buyer hereby assures Seller that it does not intend to and will not knowingly export or re-export directly or indirectly, without first obtaining any approvals required by the U.S. Government:

                  (i) the Licensed Intellectual Property;

                  (ii) any immediate product (including products and services) produced directly by the use of the Licensed Intellectual Property; or

                  (iii) any commodity produced by such immediate product if the immediate product is a plant capable of producing a commodity or is a major component of such plant.

         (b) To the extent any such approvals require Seller's input, approval, acquiescence or other acknowledgement, Seller agrees to cooperate fully, without further compensation, in providing all necessary assistance to permit Buyer to obtain such approvals.

                                   ARTICLE VI

6.01     Representations and Warranties

         (a) Seller represents and warrants that:

                  (i) to the best of Seller's knowledge, the Licensed Intellectual Property does not infringe any patent, trademark, service mark, copyright, trade secret or other intellectual property right of any third party; and the Seller has not advised any third party that such third party may be infringing any Licensed Intellectual Property or breaching any license or agreement involving Licensed Intellectual Property;

                  (ii) it is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of Seller's obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Licensed Intellectual Property or third party intellectual property rights;

                  (iii) to the best of Seller's knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Licensed Intellectual Property, any trade secret material to the Licensed Intellectual Property, or any intellectual property right of any third party to the extent licensed by or through the Seller, by any third party, including any employee or former employee of Seller; and

                  (iv) it has the right to bring an action for the infringement or misappropriation of all of the Licensed Intellectual Property

         (b) Each party represents and warrants to the other that it has the right to enter into and fully perform its obligations under this Agreement and to grant the rights granted hereunder, and that the foregoing shall not constitute a breach or violation of any other agreement entered into by such party.

6.02  Limitation  of  Liability

         (a) IN NO EVENT SHALL BUYER BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES OF ANY KIND IN CONNECTION WITH THIS AGREEMENT, EVEN IF BUYER HAS BEEN INFORMED IN ADVANCE OF THE POSSIBILITY OF SUCH DAMAGES.

         (b) The provisions of Section 4.01 shall be subject to the provisions of Article 17 of the Asset Purchase Agreement.

                                  ARTICLE VII

7.01     Exclusions

         No licenses are granted to Buyer with respect to any of the Licensed Intellectual Property except as provided in Section 1.02. Notwithstanding the provisions of Article I, it is hereby expressly acknowledged and agreed that the licenses granted herein shall not include, and Seller is not selling, transferring, assigning, conveying or delivering to Buyer, and Buyer is not purchasing, acquiring or accepting from Seller, any licenses or rights applicable to the non-Business portion of Seller's operations, including, but not limited to, the following:

         (a) any proprietary information used exclusively by Seller in products and services of Seller other than the Business Products or Business Services or as expressly provided in the Asset Purchase Agreement, or elsewhere in this Intellectual Property License Agreement;

         (b) any Nonassignable Assets, as such term is defined in the Asset Purchase Agreement, except for the rights granted under the Third Party Licenses in Sections 1.02(b).

                                  ARTICLE VIII

8.01     Miscellaneous

         (a) The following provisions of the Asset Purchase Agreement are incorporated herein by reference and made a part of this Agreement as though set forth herein: Section 23 (Notices); Section 25 (Benefit and Assignment); Section 28 (Severability); and Section 30 (Governing Law).

         (b) The following provisions of this Agreement shall survive the expiration or termination for any reason of this Agreement: Sections 1.02, 1.03, 1.04, 1.05, 3.02, 4.01, 4.02, 5 and 8.01.

         (c) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument.

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

SELLER:                                                     BUYER:

By:  /s/  SAMIR ARORA                                       By:  /s/  GARY G. GREENFIELD

Name:  Samir Arora                                          Name:  Gary G. Greenfield

Title:  President and Chief Executive Officer               Title:  President and Chief Executive Officer

Date:  February 19, 2001                                    Date:  February 19, 2001

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